December 23, 2008

Mr. Zhilin Li
Chief Executive Office
China Pharma Holdings, Inc.
2nd Floor, No. 17, Jinpan Road
Haikou, Hainan Province China 570216

Re: **China Pharma Holdings, Inc.**
        Form 10-KSB for the Fiscal Year Ended December 31, 2007
        Forms 10-QSB for the Quarterly Periods Ended March 31 and June 30, 2008
        Form 10-Q for the Quarterly Period ended September 30, 2008
        File No. 000-29523

Dear Mr. Li:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

PART I

Item 2. Description of Property, page 29

1. We note that your subsidiary, Helpson, has entered into a lease with Hainan Zhongfu Going-abroad Personnel Service Center for it principal executive offices.

Please file this material lease agreement as an exhibit to your filing as required under Item 601(b)(10)(i)(D) of Regulation SB.

PART II

Item 8A – Controls and Procedures, page 43

2. You disclose significant deficiencies in your internal controls over financial reporting however it does not appear that you have disclosed a definitive conclusion of management's assessment of the effectiveness of internal controls over financial reporting. Please revise your filing to include a statement as to whether or not internal control over financial reporting is effective as required by Item 308T(a)(3) of Regulation S-B.

PART III

Item 9. Directors, Executive Officers, Promoted, and Control Persons…page 46

Code of Ethics, page 48

3. We note that you have not yet adopted a code of ethics. Please provide an explanation for why you have not yet done so as required under Item 406(a) of Regulation SB.

Signatures, page 55

4. Please provide the signature of your principal accounting officer or controller. If one of the individuals who have already signed your filing is also the principal accounting officer or controller, please indicate this additional capacity in the signature block appearing below this individual's name.

5. We also note that only two of your directors have signed your filing. Your Form 10-KSB must be signed by at least a majority of your board of directors. Please provide the signatures as required under General Instruction C(2) to Form 10-KSB.

Exhibits 31 – Certifications

6. Please revise the wording of your certifications to be exactly as set forth in Item 601(b)(31) of Regulation S-B. In this regard your certifications include the title of the officer and name of the company in the first line of the certification that

identifies the certifying officer. This comment also applies to the certifications filed with your 2008 quarterly reports.

Forms 10-QSB for the Quarterly Periods Ended March 31 and June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008

Item 4 – Controls and Procedures

7. It appears that you have not disclosed the conclusion of your Principal Executive Officer and Principal Financial Officer regarding the effectiveness of your disclosure controls and procedures as of end of each period covered by the reports as required Item 307 of Regulation S-K. Please revise your filings to provide this disclosure.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3208 or John Krug, Senior Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant